CUTLER GROUP, L.P.
(A California Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2017
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, **Nader Sharabati**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Cutler Group, L.P.** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

_26_ day of _February_ , 2018



Notary Public

> "OFFICIAL SEAL"
> PHILIP C RYAN
> Notary Public, State of Illinois
> My Commission Expires 8/20/2020

This report** contains (check all applicable boxes)
[x] (a)   Facing Page.
[x] (b)   Statement of Financial Condition.
[ ] (c)   Statement of Income (Loss).
[ ] (d)   Statement of Cash Flows.
[ ] (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g)   Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l)   An Oath or Affirmation.
[ ] (m)   A copy of the SIPC Supplemental Report.
[ ] (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o)   A copy of the Exemption Report.
[ ] (p)   Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**01/01/17**___ AND ENDING ___**12/31/17**___
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE ONLY
	FIRM ID. NO.

NAME OF BROKER-DEALER:

  CUTLER GROUP, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  101 Montgomery Street, Suite 700
  (No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Nader Sharabati   **(415) 293-3960**
                                                                                          (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Ryan & Juraska, Certified Public Accountants
  (Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
  [X] Certified Public Accountant
  [ ] Public Accountant
  [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cutler Group, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cutler Group, L.P.(the "Partnership") as of December 31, 2017, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the financial statement present fairly, in all material respects, the financial position of Cutler Group, L.P. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cutler Group, L.P.'s management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cutler Group, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Cutler Group, L.P's auditor since 2001.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules 1 and 2 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Cutler Group, L.P's financial statement. The supplemental information is the responsibility of Cutler Group, L.P's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2018

CUTLER GROUP, L.P.

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	2,032,596
Receivable from broker-dealer		2,151,994
Securities owned, at fair value		2,479,024,920
Furniture and equipment, at cost (net of accumulated depreciation of $8,380,159)		2,325,991
Other assets		502,840
	$	2,486,038,341

Liabilities and Partners' Capital

Liabilities		
Payable to broker-dealer	$	427,207,038
Securities sold, not yet purchased, at fair value		1,956,440,490
Accounts payable and accrued expenses		2,140,003
		2,385,787,531
Partners' capital		
General partner		—
Limited partners		100,250,810
		100,250,810
	$	2,486,038,341

See accompanying notes.

CUTLER GROUP, L.P.
(A California Limited Partnership)

Notes to Financial Statement
December 31, 2017

_____

1. **Organization**

   Cutler Group, L.P. (the "Partnership"), a California limited partnership, was organized on February 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, Inc., NYSE Amex Options, BATS Exchange, Inc, BOX Options Exchange, Chicago Board Options Exchange (the "CBOE"), IEX Exchange, International Securities Exchange (ISE), Nasdaq BX, Nasdaq NOM, Nasdaq PHLX, MIAX Options Exchange. The Partnership is a market maker on the NYSE Arca, NYSE Amex Options, CBOE, Nasdaq BX, Nasdaq NOM, Nasdaq PHLX, MIAX Options and engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

   The Partnership's general partner is Trent Cutler Capital, LLC (the "General Partner"). The General Partner conducts and manages the business of the Partnership. Class A Limited Partners, and Class B Limited Partners, as defined in the Partnership's Agreement of Limited Partnership do not have any management responsibility. (see Note 3)

2. **Summary of Significant Accounting Policies**

   The Partnership's financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statement:

   Revenue Recognition and Securities Valuation
   Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

   Open trade equity in futures is included in receivable from broker-dealer and measured at the closing exchange price. Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

   Use of Estimates
   The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from these estimates.

   Depreciation
   Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and the straight line and accelerated methods for income tax purposes.

CUTLER GROUP, L.P.
(A California Limited Partnership)

Notes to Financial Statement, Continued
December 31, 2017
_____

2.   Summary of Significant Accounting Policies, continued

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the partnership is included in the respective income tax returns of the partners.

In accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2014. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2017.

3.   Partnership Agreement

Profit and Loss Allocations
All profits and losses are allocated quarterly, after allocations to the Self-Backed Traders (see Note 7), subject to the following:

a. "Designated Net Profits" and "General Net Profits", as defined in the Partnership's Agreement of Limited Partnership, shall first be allocated to limited partners in proportion to their respective ownership percentages as of the first day of each calendar quarter to remove unrecouped "Designated Net Losses" and "General Net Losses", as defined in the Partnership's Agreement of Limited Partnership, for such limited partners.

b. Class B Limited Partners, as defined in the Partnership's Agreement of Limited Partnership, are allocated all remaining Designated Net Profits and Designated Net Losses in proportion to their respective Class B percentage interest. After the allocation to the Class B Limited Partners, the remaining Designated Net Profits and Designated Net Losses are allocated in the same manner as General Net Gains and General Net Losses.

c. The remaining General Net Profits and General Net Losses are then allocated to the General Partner, Class A Limited Partners, and Class B Limited Partners as defined in the Partnership's Agreement of Limited Partnership.

4.   Distributions and Withdrawals

The Partnership is not required to make distributions, but may do so at the discretion of the General Partner. A limited partner may request a withdrawal of his or her entire capital account, or any portion thereof, as of the end of any calendar quarter, by giving 30 days prior written notice to the General Partner; provided that the limited partner maintained his or her investment for a minimum one year period. The General Partner may accept withdrawal requests of shorter notice at its discretion.

_____

5. **Credit Concentration**

At December 31, 2017, a significant credit concentration consisted of approximately $97.6 million, representing the fair value of the Partnership's trading accounts carried by its clearing broker, Merrill Lynch Professional Clearing Corp. Management does not consider any credit risk associated with this net receivable to be significant.

6. **Employee Benefit Plan**

The Partnership has established a 401(k) plan for qualified employees. The Partnership can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

7. **Agreements and Related-Party Transactions**

The Partnership has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("ML-PRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Partnership has invested $20,000 in the preferred shares of ML-PRO. The Partnership's investment in ML-PRO is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Partnership maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

The Partnership has entered into trading agreements with certain of its traders (the "Self-Backed Traders"). Under these agreements, the Self-Backed Traders have agreed to contribute capital to fund their trading activities. The Self-Backed Traders receive a percentage of the "net revenues" (trading gains less expenses) of their respective trading accounts, as defined in the trading agreements. Such allocations are credited to the respective limited partner capital accounts of the Self-Backed Traders. The Self-Backed Traders' profit allocations are deducted from total partnership income before determining the net profit or loss to be allocated to the partners on a pro rata basis.

8. **Financial Instruments**

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Partnership may sometimes use derivatives, the Partnership reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business the Partnership enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Partnership's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

_____

8. Financial Instruments, continued

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Partnership receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Partnership to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Partnership's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Partnership is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

9. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

_____

9. **Fair Value Measurements and Disclosures, continued**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value is requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirely is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows:

- State Municipal Obligations. State Municipal Obligations are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, State Municipal Obligations are generally categorized in level 1 of the fair value hierarchy.

- Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads of credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

_____

9.   Fair Value Measurements and Disclosures, continued

- Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise they are categorized in level 2 or 3 of the fair value hierarchy.

- Listed Derivative Contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1
Assets	
Securities owned	
Equities	$ 1,953,207,872
Options	491,605,287
Corporate obligations	34,211,761
Total securities owned	$ 2,479,024,920
Liabilities	
Securities sold, not yet purchased	
Equities	$ 662,428,457
Options	1,294,012,033
Total securities sold, not yet purchased	$ 1,956,440,490

At December 31, 2017, the Partnership had open futures contracts included in the receivable from broker-dealer balance totaling $698,873, which were Level 1 investments. At December 31, 2017, the Partnership held no Level 2 and Level 3 investments.

10. Commitments

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessor.

CUTLER GROUP, L.P.
(A California Limited Partnership)

Notes to Financial Statement, Continued
December 31, 2017
_____

11. **Guarantees**

ASC 460, Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Partnership's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Partnership has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Partnership for those contracts that meet the definition of a guarantee. Generally, the Partnership sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Partnership may recover amounts related to the underlying asset delivered to the Partnership under the derivative contract.

The Partnership records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Partnership also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Partnership believes that the notional amounts of the derivative contracts generally overstate its exposure.

12. **Contingency**

In the normal course of business, the Partnership is subject to legal actions that involve claims for monetary relief. The Partnership's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Partnership.

_____

13. **Net Capital Requirements**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Partnership is required to maintain "net capital" equal to the greater of $1,000,000 or 6 ⅔% of "aggregate indebtedness", as defined.

At December 31, 2017, the Partnership had net capital and net capital requirements of $63,286,008 and $1,000,000, respectively.

14. **Subsequent Events**

The Partnership's management has evaluated events and transactions through February 26, 2018 the date the financial statement were issued, noting no material events requiring disclosure in the Partnership's financial statement.

SUPPLEMENTAL SCHEDULES

Computation of net capital

Total partners' capital		$ 100,250,810
Deduct partners' capital not allowable for net capital		(20,128,285)
Total partners' capital qualified for net capital		80,122,525

Deductions and/or charges:
  Nonallowable assets:

Furniture and equipment, net	$ 2,325,991	
Other assets	502,840	(2,828,831)
Commodity futures contracts and spot commodities proprietary capital charges	1,319,250	(1,319,250)
Net capital before haircuts on securities positions		75,974,444

Haircuts on securities:
  Trading and investment securities:

Debt securities	$ 4,242,218	
Other securities	8,446,218	
Undue concentration	—	(12,688,436)
Net capital		$ 63,286,008

Computation of basic capital requirement

Minimum net capital required (greater of $1,000,000 or 6 ⅔% of aggregate indebtedness)		1,000,000
Net capital in excess of net capital requirement		$ 62,286,008

Computation of aggregate indebtedness

Aggregate indebtedness	$	2,140,003
Ratio of aggregate indebtedness to net capital	%	3.38

There are no material differences between the above computation and the Company's
  corresponding unaudited Form FOCUS Part II filing as of December 31, 2017.

CUTLER GROUP, L.P.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

CUTLER GROUP, L.P.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cutler Group, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Cutler Group, L.P. (the "Partnership") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Partnership stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2018

CUTLER GROUP, L.P.

The Exemption Report

December 31, 2017

The Partnership has elected an exemption under SEC Rule 15c3-3(K)(2)(ii) for the year ended December 31, 2017. The Partnership was in compliance with the exemptive provision throughout the year ended December 31, 2017 without exception.

Cutler Group, L.P.

Nader Sharabati
Chief Financial Officer